FINANCIAL INSTITUTIONS
POLICY NUMBER: 64-MG-22-A15584	FI 10 01 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

POLICY CHANGE

(DISCOVERY FORM)

This endorsement modifies insurance provided under the Discovery version of the following:

FINANCIAL INSTITUTION COMPUTER CRIME POLICY

FINANCIAL INSTITUTION CRIME POLICY FOR BANKS AND SAVINGS INSTITUTIONS

FINANCIAL INSTITUTION CRIME POLICY FOR FINANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INSURANCE COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

SCHEDULE

Change Number	Date Of Issue	Effective Date Of Change
	6/8/2023	12:01 AM on: 5/31/2023
1.	The Named Insured is changed to:

2.	The following Insured(s) is added as a Named Insured:

3.	The following Insured(s) is deleted as a Named Insured:

4.	The Mailing Address is changed to:

5.	The Policy Period is:
Extended to: 6/30/2023
6.	The following Insuring Agreement(s) is added to the Policy:
	Single Loss	Single Loss
Insuring Agreement(s)	Limit Of Insurance	Deductible Amount
	$	$
	$	$
	$	$

FI 10 01 01 10	© Insurance Services Office, Inc., 2009	Page 1 of 2	☐

7.	The following Insuring Agreement(s) is deleted from the Policy:

8.	The following Insuring Agreement(s) is changed as respects the Single Loss Limit(s) Of Insurance and/or Single Loss Deductible Amount(s):
	Single Loss	Single Loss
Insuring Agreement(s)	Limit Of Insurance	Deductible Amount
	$	$

	$	$

	$	$

9.	The following Endorsement(s) is added to the Policy:

10.	The following Endorsement(s) is deleted from the Policy:

11.	The percentage of the Single Loss Deductible over which losses must be reported is changed to:
%
12.	Voice Initiated Transfer Fraud Insuring Agreement The verification callback amount is changed to: $
13.	Telefacsimile Transfer Fraud Insuring Agreement The verification callback amount is changed to: $
Information required to complete this Schedule, if not shown above, will be shown in the Declarations.

Application of changes affected by this endorsement:

1.	All Changes Other Than In Paragraph 2.

This change applies to loss or damage that you sustain resulting directly from an “occurrence” taking place at any time which is “discovered” by a “designated person” on or after the Effective Date Of Change. However, if a Retroactive Date endorsement is used, the provisions of that endorsement are controlling.

2.	Deletion Of Coverage

This change applies to loss or damage that you sustain resulting directly from an “occurrence” taking place on or after the Effective Date Of Change which is “discovered” by a “designated person” after the Effective Date Of Change.

3.	If this endorsement is attached to a nonaggregate limit policy, the references in this endorsement to Single Loss Limit Of Insurance and Single Loss Deductible Amount shall be deemed to mean Limit of Insurance and Deductible Amount, respectively.

Accepted
First Named Insured:	Northern Lights Fund Trust III

Name:

Title:

Page 2 of 2	© Insurance Services Office, Inc., 2009	FI 10 01 01 10	☐

SECRETARY’S CERTIFICATE

I, Viktoriya Pallino, being the current and duly appointed Secretary of Northern Lights Fund Trust III (“Trust”), hereby duly certify and attest that, the following resolutions were presented at the meeting of the Board of Trustees of the Trust on May 24-25, 2023:

RESOLVED, the Board has reviewed the extension proposal with respect to Houston Casualty Company, Policy No. 64-MG-22-A15584 (the "Fidelity Bond") in the amount of $2,500,000 and determined that the amount, type, form and coverage of the Fidelity Bond are reasonable; and

FURTHER RESOLVED, that the Board authorizes the officers of the Trust to make any and all payments and to do any and all other acts, in the name of the Trust and its Trustees and officers, as they or any of them may determine to be necessary or appropriate in connection with extending the Fidelity Bond; and

FURTHER RESOLVED, that the Board authorizes the officers of the Trust to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof; and

FURTHER RESOLVED, that the Board authorizes the officers of the Trust to file or cause to be filed the necessary filings and giving notices with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

_/s/Viktoriya Pallino__

Viktoriya Pallino

Secretary of Northern Lights Fund Trust III